Exhibit 99.1

Hudbay and Copper Mountain Announce Filing of Joint Management Information Circular in Connection with Proposed Combination and Support from Largest Shareholders

Toronto, Ontario, May 18, 2023 – Hudbay Minerals Inc. (“Hudbay”) (TSX, NYSE: HBM) and Copper Mountain Mining Corporation (“Copper Mountain”) (TSX: CMMC) (ASX: C6C) are pleased to announce today that they have filed a joint management information circular dated May 15, 2023 and related meeting materials (the “Meeting Materials”) in connection with their respective special meetings of shareholders (the “Meetings”) scheduled to be held on June 13, 2023. The purpose of the Meetings is to seek approval for certain matters in connection with their previously announced transaction whereby Hudbay will acquire all of the issued and outstanding common shares of Copper Mountain, pursuant to a court approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Transaction”).

The Transaction

The Transaction will create a premier Americas-focused copper mining company that is well-positioned to deliver sustainable cash flows from an operating portfolio of three long-life mines, as well as compelling organic growth from a world-class pipeline of copper expansion and development projects. All assets in the combined portfolio are located in the tier-one mining-friendly jurisdictions of Canada, Peru and the United States. The combined company will be the third largest copper producer in Canada based on 2023 estimated copper productioni.

Under the terms of the Transaction, each Copper Mountain shareholder will receive 0.381 of a Hudbay common share for each Copper Mountain common share held, representing a 23% premium to Copper Mountain shareholders based on Hudbay’s and Copper Mountain’s 10-day volume-weighted-average share prices on April 12, 2023 (being the last trading immediately prior to the Transaction announcement). The Transaction requires the approval of at least 66 2/3% of the votes cast by the shareholders of Copper Mountain, a simple majority of the votes cast by shareholders of Copper Mountain excluding the votes required to be excluded by Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, and a simple majority of the votes cast by shareholders of Hudbay. In addition to shareholder approvals, the Transaction is subject to final court approval and the satisfaction of certain other customary closing conditions for transactions of this nature. The Toronto Stock Exchange has conditionally approved the listing of the Hudbay common shares to be issued in connection with the Transaction, and the requisite regulatory approval for the Transaction under the Competition Act (Canada) has been obtained. It is currently anticipated that the effective date of the Transaction will occur in late June 2023.

Board of Directors’ Recommendations and Key Stakeholder Support

The Board of Directors of each of Hudbay and Copper Mountain unanimously approved the Transaction and recommend that each of their respective shareholders vote “FOR” the Transaction.

Zeta Resources Limited, the largest shareholder of Copper Mountain, holding 21,359,745ii Copper Mountain shares representing approximately 9.96% ownership of Copper Mountain on a non-diluted basis, intends to vote in favour of the Transaction.

GMT Capital Corp., the largest shareholder of Hudbay, holding 30,779,920iii Hudbay shares representing approximately 11.75% ownership of Hudbay on a non-diluted basis, intends to vote in favour of the Transaction.

Katsuyoshi Isaji, Managing Executive Officer and President, Metals Company, Mitsubishi Materials Corporation, the 25% minority owner of the Copper Mountain Mine, commented, “We fully support the combination of Hudbay and

Copper Mountain. We have long respected the operating expertise of Hudbay and are excited to further our relationship as joint venture partners. We believe that the Copper Mountain Mine is a high-quality asset, and we look forward to continuing to unlock its full potential for the benefit of all stakeholders.”

Strategic Rationale of the Transaction

The combination of Hudbay and Copper Mountain is on-strategy with strong industrial logic that will offer both sets of shareholders compelling benefits, as highlighted below:

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Scale – A larger-scale platform with three long-life operating mines with exploration and expansion upside, three large-scale development projects and one of the largest mineral resource bases among intermediate copper producers;

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Diversification – A geographically balanced portfolio in tier-one mining jurisdictions with approximately 55% of net asset valueiv (“NAV”) estimated to be from North American assets and 45% of NAV estimated to be from South American assets;

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Copper-Focused – A copper-focused portfolio with expected 2023 copper production of more than 150,000 tonnes in the second quartile position on the copper cost curve,v complemented by meaningful gold production;

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Efficiencies – An estimated US$30 million per year of operating efficiencies and corporate synergies after three years, including approximately US$20 million per year from operating cost reductions through the application of Hudbay’s operating efficiency practices to the Copper Mountain mine;

•	Deleveraging – Well-positioned for accelerated deleveraging in the near-term from increased diversification of cash flows and enhanced exposure to rising copper prices;

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Capital Allocation – An ability to maximize value from a larger organic growth pipeline by more efficiently allocating capital to projects that yield the highest risk-adjusted returns; the combined company’s greater cash flow generation and strong balance sheet will enhance the ability to advance brownfield expansion opportunities and prudently develop Hudbay’s Copper World project in Arizona, which will deliver meaningful growth to the combined company; and

•	Valuation Re-rating Potential – The strategic and financial benefits from the Transaction ultimately position the combined company for a valuation re-rating.

Additional details with respect to the reasons for the Transaction as well as its potential benefits and risks are described in the Meeting Materials, which Hudbay and Copper Mountain shareholders are urged to read in their entirety.

The Meetings

Hudbay Meeting: The Hudbay meeting will be held on June 13, 2023 at 10:30 a.m. (Toronto time), subject to any adjournment or postponement thereof, in a virtual only format via live webcast available online at https://web.lumiagm.com/265891707, using the password “hudbayspecial” (case sensitive). The record date for determining the Hudbay shareholders entitled to receive notice of and vote at the special meeting was the close of business (Toronto time) on April 28, 2023.

Copper Mountain Meeting: The Copper Mountain meeting will be held on June 13, 2023 at 9:00 a.m. (Vancouver time), subject to any adjournment or postponement thereof, in a virtual-only format via live webcast available online using the virtual shareholder meeting platform at www.virtualshareholdermeeting.com/CMMC2023. The record date for determining the Copper Mountain shareholders entitled to receive notice of and vote at the special meeting was the close of business (Vancouver time) on April 25, 2023.

Mailing of the Meeting Materials is in process and shareholders of Hudbay and Copper Mountain should expect to receive their respective Meeting Materials shortly. Hudbay and Copper Mountain shareholders are encouraged to read the Meeting Materials carefully and in their entirety. The Meeting Materials are also available on SEDAR under each company’s profile at www.sedar.com, under Hudbay’s profile on EDGAR at www.sec.gov, under Copper Mountain’s profile on the ASX at www.asx.com.au, on Hudbay’s website at www. https://www.hudbayminerals.com and on Copper Mountain’s website at www.cumtn.com.

Shareholder Questions and Assistance

Hudbay Shareholders: If you have any questions or need assistance voting, you can contact Kingsdale Advisors at 1-866-581-1571 (toll-free in North America) or 1-416-623-2514 (collect outside North America) or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your shares, please visit www.HudbayPOA.com.

Copper Mountain Shareholders: If you have any questions or need assistance voting, you can contact Kingsdale Advisors at 1-855-682-2031 (toll-free in North America) or 1-416-623-4172 (collect outside North America) or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your shares, please visit www.CopperMountainPOA.com.

About Hudbay Minerals Inc.

Hudbay (TSX, NYSE: HBM) is a diversified mining company with long-life assets in North and South America. The company’s Constancia operations in Cusco (Peru) produce copper with gold, silver and molybdenum by-products. Its Snow Lake operations in Manitoba (Canada) produce gold with copper, zinc and silver by-products. Hudbay has an organic pipeline that includes the Copper World project in Arizona and the Mason project in Nevada (United States), and its growth strategy is focused on the exploration, development, operation, and optimization of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay’s mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. Further information about Hudbay can be found on www.hudbay.com.

About Copper Mountain Mining Corporation

Copper Mountain owns 75% of the Copper Mountain Mine, which is located in southern British Columbia near the town of Princeton. The Copper Mountain Mine produces approximately 100 million pounds of copper equivalent on average per year. Copper Mountain trades on the Toronto Stock Exchange under the symbol “CMMC” and Australian Securities Exchange under the symbol “C6C”. Additional information is available on Copper Mountain’s web page at www.CuMtn.com.

Forward-Looking Information

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking statements relate to future events or future performance and reflect Hudbay’s and Copper Mountain’s expectations or beliefs regarding future events. Forward-looking statements include, but are not limited to statements with respect to the consummation and timing of the Transaction; timing for the delivery of the Meeting Materials; approval by shareholders of Hudbay and Copper Mountain; the satisfaction of the conditions precedent to the Transaction; the strengths, characteristics and potential of the Transaction; growth potential and expectations regarding the timing, receipt and anticipated effects of court and other consents and approvals; non-withdrawal of regulatory approvals; the impact of the Transaction on shareholders of Hudbay and Copper Mountain and other stakeholders and other anticipated benefits of the Transaction. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, amongst others, risks related to failure to receive approval by shareholders of Hudbay and Copper Mountain, the required court and other consents and approvals to effect the Transaction, the potential of a third party making a superior proposal to the Transaction, the possibility that the definitive arrangement agreement could be terminated under certain circumstances.

Forward-looking information are based on management of the parties’ reasonable assumptions, estimates, expectations, analyses and opinions, which are based on such management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Such factors, among other things, include: business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of copper or certain other commodities; change in national and local governments, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations pressures, cave-ins and flooding); discrepancies between actual and estimated metallurgical recoveries; inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties.

Hudbay and Copper Mountain undertake no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on the information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

For investor and media inquiries, please contact:

Hudbay

Candace Brûlé

Vice President, Investor Relations

(416) 814-4387

candace.brule@hudbay.com

Copper Mountain

Tom Halton

Director, Investor Relations and Corporate Communications

(604) 682-2992

Tom.Halton@CuMtn.com

[i]	Sourced from company filings and Wood Mackenzie research.
ii	Sourced from Zeta Resources Limited’s SEDI filing reflecting holdings as of April 24, 2023.
iii	Sourced from GMT Capital Corp.’s EDGAR filing reflecting holdings as of March 31, 2023.
iv	NAV is based on analyst consensus estimates at Transaction announcement on April 13, 2023.
[v]	Based on Wood Mackenzie’s 2023 by-product C1 copper cost curve (Q4 2022 dataset).

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